November 13, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2005
File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished pursuant to the commitment Alkermes, Inc. (“Alkermes” or the “Company”) made during the conference call with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday November 7, 2006. Alkermes is providing a summary of the matters discussed and the conclusions reached.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, Page F-6
9. Convertible Preferred Stock, Page F-18
The Company agrees with the Staff’s conclusion that the carrying value of the redeemable convertible preferred stock (the “Preferred Stock”) should be adjusted, in accordance with Topic No. D-98, “Classification and Measurement of Redeemable Securities,” to reflect changes in the estimated fair value of the redemption consideration (i.e. the combined fair value of the cash and reduction in royalties).
The Company has updated its disclosures with respect to the Preferred Stock in the Form 10-Q for the Company’s second quarter of fiscal year 2007, ended September 30, 2006, as follows:
•	the Company has added a paragraph under Critical Accounting Policies within Item 2. ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ to explain the determination of the estimated fair value of the Preferred Stock. This paragraph reads as follows:

Measurement of Redeemable Convertible Preferred Stock. Our redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock”), is carried on the condensed consolidated balance sheets at its estimated fair value. We re-evaluate the fair value of the Preferred Stock on a quarterly basis, and increases or decreases in the value of this redeemable security would be recorded as adjustments to shareholders’ equity. The Preferred Stock is not a traded security; thus, market quotations are not available, and the estimate of fair value is based upon an estimation process used by management. The process of estimating the fair value of a security with features such as are contained within the Preferred Stock is complex and involves multiple assumptions regarding factors such as future revenues generated by our partner for certain products still in development, judgments which may be made by the parties to the security, and assumptions about the future market potential for insulin based products. Certain of these assumptions are highly subjective and require the exercise of management judgment.
•	the Company has added wording in Note 8 Redeemable Convertible Preferred Stock, to the condensed consolidated financial statements, to explain that in the event Eli Lilly & Company exercises its right to put the Preferred Stock, the Company exercises its right to call this stock or these rights expire, the Preferred Stock would be reclassified to shareholders’ equity at its then carrying value. The relevant sentence of this disclosure now reads as follows:

Accordingly, if and when either the call or put are exercised and the Preferred Stock is returned to the Company, or Lilly’s put rights expire in December 2008, at that time the Preferred Stock will be reclassified to shareholders’ equity at its carrying value.
The Company appreciates that the Staff has no objection to the accounting that the Company has applied to date with respect to the Preferred Stock.
Finally, the Company confirms that it has estimated the redemption value of the Preferred Stock at the end of each quarter since issuance. The Company does not believe that the redemption value of the Preferred Stock has changed since issuance from its initial carrying value of $30 million, with the exception of changes resulting from the exercise of the Company’s conversion rights with respect to $15 million of the Preferred Stock in October 2005. The Company understands that the Staff has not expressed an opinion on the valuation of the Preferred Stock.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response, or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127. We look forward to resolving this matter as soon as possible and appreciate your assistance in this regard.
Sincerely,

/s/ James M. Frates James M. Frates
Chief Financial Officer and Treasurer

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